SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ITERIS, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

46564T107
(CUSIP Number)

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

William P. Kelly
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414

With a copy to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46564T107	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 905,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46564T107	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46564T107	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS None
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46564T107	SCHEDULE 13D	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 905,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 46564T107	SCHEDULE 13D	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 905,638
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 905,638
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 905,638
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 46564T107	SCHEDULE 13D	Page 7 of 9 Pages

This Amendment No. 7 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 7”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 7, the Schedule 13D remains unchanged.

This Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons as the Reporting Persons beneficially own less than five percent of the shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own in the aggregate 905,638 shares of Common Stock, which represents approximately 2.8% of the Company’s outstanding shares of Common Stock.

RELM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Share purchases by RELM were made through Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to the Schedule 13D directly holds any of the shares of Common Stock disclosed in this Statement, except as previously described in Item 5 of the Schedule 13D or as described below.

100 shares of Common Stock are held by RELM of record; the remaining shares of Common Stock held by RELM are in an account that is managed by CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”). CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC. In addition, CWA Asset Management Group, LLC holds 43,514 shares of Common Stock for the accounts of individual investors, which represents approximately 0.1% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 32,787,202 shares of Common Stock reported by the Company as outstanding as of October 30, 2017 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed with the Securities and Exchange Commission on November 7, 2017.

(c)         The transactions effected by the Reporting Persons in the Common Stock through the open market during the past 60 days are set forth on Schedule A to this Statement.

(e)           As of November 21, 2017, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 7, which agreement is set forth on the signature page to this Statement.

CUSIP No. 46564T107	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 16, 2018

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

JOSEPH H. MOGLIA

/s/ Joseph H. Moglia

RELM WIRELESS CORPORATION

/s/ William P. Kelly
William P. Kelly
EVP and Chief Financial Officer

CUSIP No. 46564T107	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

Transactions by the Reporting Persons in the Common Stock since November 16, 2017:

Fundamental Global Partners Master Fund, LP (FGPM):

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

11/17/2017	(18,638)	$ 5.7400
11/20/2017	(2,210)	$ 5.6526
11/21/2017	(75,360)	$ 5.5004
01/05/2018	(83,007)	$ 7.5210

Fundamental Global Partners, LP (FGPP):

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

11/17/2017	(19,544)	$ 5.7400
11/20/2017	(2,317)	$ 5.6526
11/21/2017	(79,020)	$ 5.5004

 RELM Wireless Corporation:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

11/17/2017	(27,912)	$ 5.7400
11/20/2017	(3,360)	$ 5.6526
11/21/2017	(117,772)	$ 5.5004
01/05/2018	(75,221)	$ 7.5210
01/08/2018	(136,744)	$ 7.5609
01/12/2018	(200,000)	$7.4587

D. Kyle Cerminara:

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

01/05/2018	(10,751)	$ 7.5210